FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 6, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release dated 2 July 2009

Item 1

Press Release

Amsterdam, 2 July 2009

On 26 June 2009, the Minister of Finance of the Netherlands (“the Minister”), as part of an update letter to the Dutch Lower House of Parliament on the strategy, risk policy, legal structure and separation plan, requested approval for specific capitalisation actions for the Dutch State acquired businesses in ABN AMRO Group and for taking any required actions and entering into any necessary commitments relating to the EU remedy.

ABN AMRO Group reports on this letter and on responses given by the Minister of Finance to questions raised by the Dutch Parliament on the content of this letter.

ABN AMRO continues to be adequately capitalised. The Group also reports that the capital actions of shareholders are part of an agreed plan for the separation of the businesses acquired by the Dutch State from the Group by the end of this year.

This update is provided for the interest of holders of debt instruments and any other investor and stakeholders of ABN AMRO.

ABN AMRO Group provides an update on capital actions

Dutch State capital actions

With regards to the capital actions, the Minister asked the Lower House to approve a capital relief instrument (‘CRI’) and a mandatory convertible note (‘MCN’) with a positive capital impact of in total EUR 2.5 billion. This requirement is in preparation of the separation of the Dutch State acquired businesses of ABN AMRO Group as provided for in the shareholders’ agreement with The Royal Bank of Scotland Group plc (“RBS”) and Banco Santander S.A. (“Santander”).

Under the CRI, releasing EUR 1.7 billion of Tier 1 capital based on a ratio of 9%, the Dutch State will assume the credit risk in a specific, high-quality Dutch mortgage portfolio, reducing the bank’s risk-weighted assets by approximately EUR 19 billion. The MCN of EUR 0.8 billion is a convertible instrument, with a coupon of 10%, that will be automatically converted into equity share capital upon legal separation of the Dutch State acquired businesses in the new bank and will continue to qualify as Tier 1 capital.

Further capital may be required as a result of the sale of part of the Dutch commercial clients activities included in the subsidiary Hollandse Bank Unie (HBU) and selected regional branch offices to comply with the requirements of the European Commission.  The Minister also asked the Lower House for a mandate to enter into any necessary commitments relating to the EU remedy.

The capitalisation initiatives requested on 26 June 2009 by the Minister to the Dutch Lower House of Parliament, will improve the capital ratios of ABN AMRO Group as follows. The planned CRI will reduce the Group’s risk-weighted assets by approximately EUR 19 billion. In comparison with the published capital ratios as at 31 March 2009 and on the basis of the terms and conditions as disclosed in the letter of 26 June 2009, this will represent an improvement of the Tier 1 capital ratio of approximately 170 basis points and the Total capital ratio of approximately 225 basis points. The MCN will qualify as Tier 1 capital and will improve both the Tier 1 capital ratio and Total capital ratio as at 31 March 2009 by approximately 50 basis points. In aggregate, the capitalization initiatives will improve the Tier 1 and Total capital ratios at 31 March 2009 by approximately 220 basis points and 275 respectively.

ABN AMRO Group capitalisation and separation plans

ABN AMRO Group continues to be adequately capitalised and any capital repatriation to any shareholder – including to Santander as referred to in the Minister of Finance’s letter – is part of the overall capital plan authorised within the governance of ABN AMRO Group and agreed between all Consortium Members and is subject to regulatory approval.

ABN AMRO Group’s capitalisation is supervised by the Dutch Central Bank on a consolidated basis until separation. By the end of the year, the Dutch State acquired businesses included in a new legal entity under the name ABN AMRO Bank N.V., will be legally separated from the existing bank which will be renamed “The Royal Bank of Scotland N.V.” (RBS N.V.). Both of these independent banks will be supervised by the Dutch Central Bank. In order to enable a legal separation, each of the separating parts is required to be adequately capitalised at a level of 9% and 12.5% for Tier 1 and  Total capital ratio respectively. The  shareholders of the respective banks are responsible for this. The Dutch State actions are planned to achieve these ratios.

In addition to the Dutch State, RBS will also continue to ensure that its acquired businesses are appropriately capitalised. RBS does not expect to have to raise new capital for this, as the capital requirements of these businesses have been factored into RBS Group’s capital plans. Any capital transfers from RBS Group are subject to oversight by the UK Financial Services Authority.

The Dutch State and any RBS capital actions are  subject to regulatory as well as, in case of the Dutch State, approvals from the Dutch Parliament and the European Commission.

The capital actions reflecting this objective, will also enable ABN AMRO Holding to propose and subject to agreement between the shareholders of RFS Holdings B.V. which holds 100% of the shares of ABN AMRO Holding, with DNB’s consent, to repay capital to Santander. Santander through its investment in RFS Holdings B.V. retains an economic interest in ABN AMRO Group consisting of remaining proceeds on the sale of its acquired businesses and its share in the shared assets.

Consortium shared assets

The Consortium Members participate proportionally to their funding commitment in the shared assets, which are reported in our 2008 Annual Report and in our First quarter financial update as part of the segment ‘Central Items’. The shared assets include central functions, including Head Office functions, the remaining private equity portfolio, the Group’s investment in Saudi Hollandi Bank, and the remaining central investment portfolio and debt issuances.

Since the acquisition, substantially all assets and liabilities with shared ownership by the Consortium have either been sold or economically allocated to a Consortium Member. This includes, as disclosed in the ABN AMRO Group’s 2008 Annual Report, the majority of the Group’s Asset Liability Management portfolios. These have been transferred on a funded basis from the shared assets to the Consortium acquired businesses effective 1 April 2008. These transfers have also resulted in payables and receivables between Consortium shareholders outside of ABN AMRO Group.

On the basis of the Consortium Shareholder Agreement, the assets, liabilities and equity of ABN AMRO Group have in 2007 following the acquisition of ABN AMRO been economically allocated to the businesses acquired by the Consortium. Any assets, liabilities and resulting equity not specifically allocated to one shareholder, forms part of shared assets, in which all shareholders participate on a proportionate basis. The initial allocation has resulted in a capital deficit in the shared assets of EUR 5.4 billion. The deficit includes the allocation of the goodwill of Banca Antonventa of EUR 4.4 billion with the related capital funding to Santander. Following further transactions and agreements between shareholders, the equity allocated to the shared assets shows a deficit of EUR 6.5 billion at the end of the first quarter 2009. These transactions and agreements between shareholders include, the transfer of proportionate parts of the shares Unicredit with a value of EUR 1.0 billion and together with the related capital funding, to each of the acquired businesses. The shared assets results in the period to 31 March 2009 consist furthermore of the results of the Group’s head office activities, the fair valuation results of the remaining private equity investments and the results of the Group’s asset & liability management activities to 1 April 2008.

Certain statements made in this release are statements of future expectations and other forward-looking statements. Such statements are based on current expectations, and by their nature are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by these statements. Factors that may cause actual results, performance or events to differ materially from those in such statements include, among other things, (i) the extent and nature of the financial crisis as it continues to unfold in Europe, the US and the other major markets where ABN AMRO operates, (ii) risks related to ABN AMRO’s transition and separation process, (iii) general economic conditions in the Netherlands and other countries in which ABN AMRO has significant business activities or investments, (iv) the actions taken by governments and their agencies to support individual banks and the banking system, (v) the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks, (vi) inflation or deflation, (vii) unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices, (viii) changes in Dutch and foreign laws, regulations and taxation, and (ix) general competitive factors. ABN AMRO assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained in this document.

For further information, please contact

RBS Group Investor Relations Richard O’Connor, +44 207 672 1758 Neil Moorhouse, +44 131 523 4414 Anne-Marie.Hartnett@rbs.com Stephen.moir@rbs.com	ABN AMRO Press Office pressrelations@nl.abnamro.com hans.van.zon@nl.abnamro.com +31 20 6288900

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	6 July 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

		By:	/s/ Mark Boyle
			Name:	Mark Boyle
			Title:	Head of Reporting & Policy